Grief Coach, PBC (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Grief Coach, PBC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 4, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	450,825	255,078
Accounts Receivable	9,710	-
Total Current Assets	460,535	255,078
Non-current Assets		
Office Equipment and Office Buildout, net of Accumulated Depreciation	-	3,283
Intangible Assets: Software Development, net of Accumulated Depreciation	105,182	-
Total Non-Current Assets	105,182	3,283
TOTAL ASSETS	565,717	258,361
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	17,291	17,667
Deferred Revenue	1,879	3,473
Notes Payable - Related Parties	-	77,008
Other Liabilities	2,858	662
Total Current Liabilities	22,028	98,810
TOTAL LIABILITIES	22,028	98,810
EQUITY		
Common Stock	20	20
Class B Common Stock	3	3
Class C Common Stock	1	-
Additional Paid in Capital	814,536	339,497
Accumulated Deficit	(270,871)	(179,969)
Total Equity	543,689	159,551
TOTAL LIABILITIES AND EQUITY	565,717	258,361

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	364,803	69,063
Cost of Revenue	71,350	25,694
Gross Profit	293,453	43,369
Operating Expenses		
Advertising and Marketing	4,901	25,678
General and Administrative	272,616	76,416
Research and Development	91,715	23,213
Depreciation	3,283	-
Amortization	11,840	-
Total Operating Expenses	384,355	125,306
Operating Income (loss)	(90,902)	(81,937)
Other Income		
Other	-	4,213
Total Other Income	-	4,213
Earnings Before Income Taxes	(90,902)	(77,724)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(90,902)	(77,724)

Statement of Changes in Shareholder Equity

	Common Stock		Class B Common Stock		Class C Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	2,000,000	20	-	-	-	-	15,000	-	15,000	(102,246)	(87,226)
Issuance of Stock	-	-	270,414	3	-	-	-	-	324,497	-	324,500
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(77,724)	(77,724)
Ending Balance 12/31/2021	2,000,000	20	270,414	3	-	-	15,000	-	339,497	(179,969)	159,551
Issuance of Stock	-	-	-	-	142,846	1	-	-	475,039	-	475,040
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(90,902)	(90,902)
Ending Balance 12/31/2022	2,000,000	20	270,414	3	142,846	1	15,000	-	814,536	(270,871)	543,689

Statement of Cash Flows

	Year Ended December 31, 2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(90,902)	(77,724)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,283	-
Amortization	11,840	-
Accounts Payable and Accrued Expenses	(376)	16,070
Accounts Receivable	(9,875)	(2,161)
Deferred Revenue	(1,594)	(18,952)
Other	2,361	497
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,639	(4,545)
Net Cash provided by (used in) Operating Activities	(85,263)	(82,269)
INVESTING ACTIVITIES		
Office Equipment	-	(3,283)
Software Development	(117,022)	-
Net Cash provided by (used by) Investing Activities	(117,022)	(3,283)
FINANCING ACTIVITIES		
Repayment of Notes Payable - Related Party	(77,008)	(1,939)
Proceeds from the Issuance of Class B Common Stock	-	3
Proceeds from the Issuance of Class C Common Stock	1	-
Additional Proceeds from the Issuance of Stock	475,039	324,497
Net Cash provided by (used in) Financing Activities	398,032	322,561
Cash at the beginning of period	255,078	18,070
Net Cash increase (decrease) for period	195,747	237,009
Cash at end of period	450,825	255,078

Grief Coach, PBC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Grief Coach, PBC ("the Company") was formed in Delaware on January 17th, 2018. The Company operates a SAAS platform that delivers grief and mental health support via text message. Revenues come from consumers who purchase subscriptions for themselves, as well as from organizations who purchase subscriptions for employees, patients, bereaved family members and others. The Company's headquarters is in Seattle, WA. The Company's customers are currently in 26 countries, but primarily the US, UK, Canada and Australia.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates two streams of revenue including the following:

Consumer Subscriptions: The company sells individual subscriptions to consumers who pay $99 for a year of text support. They purchase online via PayPal and the full amount is paid up front. The Company's primary obligation is to deliver text support to all subscribers for the term outlined. Revenue is recognized throughout the life of the subscription period as performance obligations are satisfied.

Organization Subscriptions: The company sells annual packages of subscriptions to hospices, tissue banks and other organizations who deliver mental health and grief support. Payments are generally collected within 30 days of contract signing. Subscriptions must be used within the one year term. Subscription packages renew annually. Organizations can add additional subscriptions at any time during the year. The Company's primary obligation is to deliver text support to all subscribers for the term outlined. Revenue is recognized throughout the life of the subscription period as performance obligations are satisfied.

The Company had deferred revenue of $1,879 as of December 31st, 2022, related to deferred revenue from subscription services.

Concentration of Revenue

The Company generated revenue of $224,500 or 62% of revenue in 2022 from one customer.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company’s property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Office Equipment	7	3,283	(3,283)	-	-
Office Buildout	5	15,843	(15,843)	-	-
Grand Total	**-**	**19,126**	**(19,126)**	**-**	**-**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Software Development	3	117,022.33	(11,840.00)	-	105,182.33
Grand Total	**-**	**117,022.33**	**(11,840.00)**	**-**	**105,182.33**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying

stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company had a Phantom Stock Plan, for which 1,000,000 units were authorized to be issued.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States and Canada. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had loans from related parties totaling $77,008 as of December 31st, 2021. The loan did not accrue interest and was fully paid off in 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan entered into with a related party.

NOTE 6 – EQUITY

The Company has authorized 9,000,000 shares of capital stock with a par value of $0.00001 per share, 3,000,000 of which are Common Stock, 2,000,000 of which are Class B Common Stock, 2,000,000 of which are Class C Common Stock, and 2,000,000 of which are Preferred Stock.

As of December 31, 2022, 2,000,000 shares of Common Stock were issued and outstanding, 270,414 shares of Class B Common Stock were issued and outstanding, and 142,846 shares of Class C Common Stock were issued and outstanding.

Voting: Holders of Common Stock are entitled to one vote per share. Holders of Class B Common Stock and holder of Class C Common Stock shall have no voting rights in respect of their shares of Class B Common Stock and Class C Common Stock.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors, provided that, so long as any shares of Preferred Stock are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on the Common Stock, Class B Common Stock, or Class C Common Stock in any fiscal year of the Company unless each holder of Preferred Stock has received the Base Preferred Dividend (as defined below) for such fiscal year; provided, however, that neither of the following shall be considered a dividend or distribution for purposes of the foregoing sentence: (i) any dividend on shares of Common Stock, Class B Common Stock, or Class C Common Stock payable in the form of additional shares of Common Stock, Class B Common Stock, or Class C Common Stock, and (ii) certain permitted repurchases of Common Stock issued to or held by any employee, officer, director, or consultant of the Company or certain permitted repurchases of Common Stock in connection with the settlement of any dispute with any stockholder of the Company. As of December 31, 2022, no dividends had been declared.

Liquidation Preference: Please see disclosures under the "Liquidation Preference" Section under the discussion for rights, preferences, and privileges with respect to the Preferred Stock.

As of December 31, 2022, 15,000 shares of Preferred Stock were issued and outstanding.

Voting: The holders of Preferred Stock shall have no voting rights in respect to their shares of Preferred Stock.

Dividends: The holders of the Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors for any fiscal year, and in an amount equal to five percent (5%) of the original issue price of each share of Preferred Stock, prorated based on the portion of the fiscal year lapsed for the fiscal year in which such share is issued (the "Base Preferred Dividend"). The Base Preferred Dividend is in preference to and prior to any payment of any dividend on Common Stock, Class B Common Stock, and Class C Common Stock, and is not cumulative. For any fiscal year, after each holder of Preferred Stock receives the Base Preferred Dividend and each holder of Common Stock, Class B Common Stock, and Class C Common Stock receives a per share dividend (pro rata based on the number of shares of Common Stock, Class B Common Stock, and Class C Common Stock held by each such holder) equal to that received by the holders of Preferred Stock, the holders of Preferred Stock shall be entitled to fully

participate, on a per share basis, in any additional dividends paid with respect to such fiscal year. As of December 31, 2022, no dividends had been declared.

Redemption: The Company shall have the right to redeem all, or any portion of, the outstanding shares of Preferred Stock at any time by written notice to the holder of the shares subject to the redemption, at a redemption price per share of the original issue price of such share multiplied by two, plus all declared and unpaid dividends thereon; provided, however, that if such redemption occurs within six (6) months of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or a deemed liquidation event, then the redemption price shall be the greater of (i) the amount described in the foregoing sentence and (ii) the amount that would have been payable in respect of such share in connection with such voluntary or involuntary liquidation, dissolution, or winding up of the Company or the deemed liquidation event if such share had not been so redeemed. After the second anniversary of the issuance of any share of Preferred Stock, the holder of any share of Preferred Stock may request the Company to redeem such share, to the extent permitted by applicable law and without impairing the Company's ability to operate effectively, at a redemption price per share of : (a) 70% of the original issue price of such share, if requested prior to the third anniversary of the issuance of such share; (b) 80% of the original issue price of such share, if requested after the third anniversary but prior to the fourth anniversary of the issuance of such share; and (c) 90% of the original issue price of such share, if requested after the fourth anniversary but prior to the fifth anniversary of the issuance of such share; and (d) 100% of the original issue price of such share, if requested after the fifth anniversary of the issuance of such share.

Conversion: The Preferred Stock is not convertible into shares of Common Stock or any other securities of the Company.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Company, the holders of shares of Preferred Stock, Class C Common Stock, and Class B Common Stock then outstanding shall be entitled to receive, prior to, and in preference to, any distribution to the holders of Common Stock, an amount per share equal to the original issue price for such shares, plus any dividends declared but unpaid thereon, provided that the holders of Preferred Stock shall be entitled to payment prior to the holders of Class B Common Stock and Class C Common Stock, provided further that, if the assets of the Company shall be insufficient to pay the holders of shares of Preferred Stock, Class B Common Stock, and Class C Common Stock the full amount to which they shall be entitled upon such liquidation, dissolution, or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock, Class B Common Stock, and Class C Common Stock, and the holders of Class B Common Stock and holders of Class C Common Stock shall then share (with no preference between Class B Common Stock and Class C Common Stock), ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 4, 2023, the date these financial statements were available to be issued.

On January 1st, 2023, the Company formed its Canadian subsidiary Help Texts Canada Inc.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce

profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.